ToughBuilt Industries, Inc.

8669 Research Drive

Irvine, CA 92618

Lake Forest, CA 92630

Telephone: (949) 528-3100

August 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc. Acceleration Request for Registration Statement on Form S-1

File No. 333- 266496

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM (Eastern Time) on Friday, August 12, 2022, or as soon thereafter as is practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Philip Magri at 954-303-8027. If you have any questions regarding this request, please contact Philip Magri.

Very truly yours,

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer